February 9, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	National Steel Company
Form 20.F for the Fiscal Year Ended December 31, 2008
Filed June 30, 2009
File No. 1-14732

Response to Staff Comment Letter dated January 8, 2010

Dear Mr. O’Brien:

Reference is made to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on September 17, 2009, November 3, 2009 and January 8, 2010, concerning the Company’s annual report on Form 20-F filed with the SEC on June 30, 2009 (the “2008 Form 20-F”). On October 23, 2009 and November 17, 2009 we provided letters with our responses to the Staff’s comments. This letter provides the Company’s responses to the Staff’s additional comments mentioned in your January 8, 2010 letter. For your convenience, we have reproduced below in italics the Staff’s additional comments numbered 1 through 18 and have provided responses immediately below such comments. All page numbers referred to herein are to the 2008 Form 20-F.

SEC Comment No. 1.

5A. Operating Results, page 55

Markets and Product Mix, page 55

1. We note your response to comment 1 in our letter dated September 17, 2009. Specifically, we note your reference to footnote 1 to the Net Operating Revenues table on page 57 as representing the difference between the total net operating revenues presented in the table and net operating revenues for the steel reportable segment in Note 19. Based on the definition of net operating revenues from your consolidated statements of income, net operating revenues in Note 19 for fiscal year 2008 is $5.865 billion for the steel reportable segment. Net operating revenues for the steel reportable segment per the table on page 57, including the amount in footnote 1, is $7.187 billion. Given the significant difference, we continue to request that you revise your disclosures for net operating revenues on page 57 in an amendment to your fiscal year 2008 Form 20-F to reconcile for investors the differences between the table presented on page 57 and the amounts disclosed in Note 19 for your steel reportable segment’s net operating revenues for each period presented.

Companhia Siderúrgica Nacional

1
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 1.

We note the Staff’s comment and wish to clarify that:

The amount of US$ 1.437 billion described in footnote 1 to the Net Operating Revenues table on page 57 accounts for the difference between the total net operating revenues presented in the table ($5.750 billion) and the consolidated net operating revenues from our consolidated statements of income in Note 19 ($7.187 billion), which also includes our mining, logistics and cement reportable segments. This is why this number when added to the US$ 5.750 billion revenues presented in the table was significantly different from the US$ 5.865 billion revenues from steel reportable segment described in Note 19. We will delete footnote 1 from the revised table on page 57.

Net operating revenues presented in the table on page 57 ($5.750 billion) are not equivalent to net operating revenues for the steel reportable segment in Note 19 ($5.865 billion) as the table on page 57 excludes other revenues from by-products generated by the steelmaking process, which amounted to US$ 129 million, US$ 398 million and US$ 115 million, in 2006, 2007 and 2008, respectively. We will include these figures in a revised table in an amendment to our 2008 Form 20-F.

Therefore, in response to the Staff’s comment the Company will amend the disclosure of 2008 Form 20-F to include the information requested, as follows:

“Sales Volume and Net Operating Revenues by Products and Markets

Steel

The following table sets forth our steel product net revenues by product and market.

				Net Operating Revenues~~(1)~~
		U.S. dollars		% of Net Operating Revenues
				In Market			Total

	2006	2007	2008	2006	2007	2008	2006	2007	2008

	(In millions of US$)			(In percentages)
Domestic Sales
Slabs	14	33	47	1	1	1	-	1	1
Hot-rolled	618	1,170	1,740	26	33	35	17	24	30
Cold-rolled	322	499	757	14	14	15	9	10	13
Galvanized	713	1,097	1,583	30	31	32	20	22	28
Tin Mill	716	754	862	29	21	17	20	15	15

Sub-total	2,383	3,553	4,989	100	100	100	66	72	87

Export Sales
Slabs	43	154	20	4	11	2	1	3	-
Hot-rolled	168	62	23	14	4	3	5	1	-
Cold-rolled	93	124	24	8	9	3	3	3	-
Galvanized	659	716	491	55	51	65	18	14	9
Tin Mill	243	351	203	19	25	27	7	7	4

Sub-total	1,206	1,407	761	100	100	100	34	28	13

Total	3,589	4,960	5,750				100	100	100

Companhia Siderúrgica Nacional

2
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Total Sales
Slabs	57	187	67	1	4	1	2	3	1
Hot-rolled	786	1,232	1,763	22	25	30	21	23	30
Cold-rolled	415	623	781	12	13	14	11	12	13
Galvanized	1,372	1,813	2,074	38	36	36	37	34	36
Tin Mill	959	1,105	1,065	27	22	19	26	21	18

Sub-total~~Total~~	3,589	4,960	5,750	100	100	100	97	93	98

By-products	129	398	115	-	-	-	3	7	2

Total	3,718	5,358	5,865	100	100	100	100	100	100

 ~~(1) Net operating revenues do not include revenues from non-steel products, principally iron ore,by-products, services and electric energy, which amounted to US$257 million, US$557 million and US$1,437 million in 2006, 2007 and 2008, respectively. Net operating revenues attributed to each product class were obtained by multiplying the average price per ton of each class of product by the sales volume of such class.~~”

SEC Comment No. 2.

Results of Operations, page 63

2. We note your response to comment 2 in our letter dated September 17, 2009. As previously requested, please revise your results of operations discussion and analysis to include a discussion and analysis for your mining reportable segment, as this reportable segment represented 27% of fiscal year 2008 consolidated operating income. Based on the significance of the reportable segment to your fiscal year 2008 consolidated operating income, there is a concern that investors have not been provided sufficient information to fully assess your historical operating results with a view toward future operating result expectations to the extent known. With regard to the disclosure you provided in your response letter, please provide investors with a more detailed analysis. For example, please provide some context of the 18.5 million tons of iron ore sales volume recorded in 2008 with the tons of iron ore sold in 2007 along with an explanation as to why there was an increase in capacity in the Itaguaí Port. Please also quantify the impact of the increase in average iron ore prices for fiscal year 2008 as compared to fiscal year 2007. Further, the disclosures regarding the amount of revenues, gross profit and operating income recognized in fiscal year 2008 for NAMISA provide investors with a material insight as to the change in the mining reportable segment’s revenues, gross profit and operating income in future periods, as required by Item 303(A)(3)(ii) of Regulation S-K.

Response to Comment No. 2.

In response to the Staff’s comment the Company will amend the 2008 Form 20-F to revise our results of operations discussion and analysis for our mining reportable segment, as follows:

“Mining Segment

We began exporting iron ore only in 2007, when we first presented our results by segment. As a result we only had a full year of iron ore export operation in 2008 and any comparative analysis for our mining segment between 2008 and 2007 is not representative in light of the low volumes sold in 2007.

Companhia Siderúrgica Nacional

3
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Operating revenues for our mining segment, excluding intersegment sales¹, amounted to US$ 1,211 million in 2008, as compared to US$ 267 million in 2007, an increase of US$ 944 million (or 353.6%) . If we include intersegment sales, operating revenues for our mining segment would have amounted to US$ 1,382 million in 2008, as compared to US$ 267 million in 2007, an increase of US$ 1,115 million (or 417.6%) .

The increase in operating revenues for our mining segment was mainly due to:

(i) Increase in total iron-ore sales volume from 10.5 million tons in 2007 to 18.5 million tons in 2008, a 76% increase, mainly due to the increase in capacity in our Solid Bulks seaport terminal in the Itaguaí Port. The completion of the second phase of this terminal project in the Itaguaí Port resulted in an increase of the handling capacity from 7 million tons of iron ore per year in 2007 to 30 million tons in 2008.

In terms of operating revenues, this increase in capacity enabled us to increase our export sales and, consequently, the total iron ore sales volumes, which resulted in an increase of US$ 523 million to our mining segment operating revenues from 2007 to 2008;

(ii) Increase in iron ore international prices in light of substantial demand from China. In 2008 iron ore export prices averaged US$ 67/ton, 56% more than the US$ 43/ton average in 2007.The impact of the increase in prices on our operating revenues resulted in an increase of US$ 421 million to our mining segment from 2007 to 2008.

Cost and Operating Expenses for the mining segment increased from US$ 347 million in 2007 to US$ 562 million in 2008 due to the higher volume sold in 2008.

In 2008 our gross profit for the mining segment amounted to US$ 928 million, with gross margin of 70%, and operating income amounted to US$ 767 million, with operating margin of 58%. As compared to 2007 our margins increased in light of increase in iron ore prices, greater volume sold and dilution of iron ore fixed production costs.

In 2008 operating revenues, gross profit, and operating income for Namisa were US$ 434 million, US$ 263 million and US$ 168 million, respectively. Therefore, excluding Namisa our operating revenues, gross profit, and operating income arising from our mining activities in 2008 would have been US$ 948 million, US$ 665 million and US$ 599 million, respectively, which would still represent significant increases if compared to 2007 (which included Namisa).

Namisa’s results for 2009 will be presented as equity in results of affiliates in our statement of income under our mining segment.

(1) In 2008, intersegment sales from mining to steel segment amounted to US$ 171 million. Including intersegment sales, mining operating revenues totaled US$ 1,382 million as presented in our consolidated statements of income in Note 19.”

SEC Comment No. 3.

3. As previously requested, please include the additional disclosures you intend to include in future filings in response to comment 3 in our letter dated September 17, 2009, in an amendment to your fiscal year 2008 Form 20-F. There is a concern that your current disclosures do not provide investors with sufficient information to understand your historical operating results with a view toward future operations as seen through the eyes of management. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Companhia Siderúrgica Nacional

4
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 3.

In response to the Staff’s comment the Company will amend the 2008 Form 20-F as follows:

“Gross Profit

Gross profit increased by 47.9%, from US$ 2,441 million in 2007 to US$ 3,611 million in 2008, mainly due to the increase of 30.3% in net operating revenues from US$ 5,517 million in 2007 to US$ 7,187 million in 2008, which was partially offset by the increase of 16.2% in the cost of products sold.”

The 30.3% increase in our consolidated net operating revenues from 2007 to 2008 can be attributed to the following:

In connection with our steel segment: (i) larger volume of sales in the domestic market (increase from 3,614 million tons in 2007 to 4,158 million tons in 2008) where we historically have recorded higher profit margins; (ii) increase of the domestic sales in terms of total sales volume, from 67% in 2007 to 85% in 2008; and (iii) successive steel price hikes in the domestic market during 2008.

In connection with the mining segment: (i) an all-time record of 18.5 million tons of iron ore sales volume in 2008 due to the increase of our iron ore export capacity in the Itaguaí port and general improvements in iron ore extraction processes and logistics; and (ii) the increase in average iron ore prices in the international market realized in 2008.

On the other hand, our cost of products sold increased at a lower rate (16.2%) due to the following reasons:

In connection with the steel segment (i) cost of products sold is mainly driven by raw material prices (which represent approximately 50% of our total steel production cost); (ii) we are self sufficient in the production of iron ore, which is one of the main raw material for steelmaking - thus, our exposure to the increases in raw material prices realized in 2008 was mainly limited to coke and coal (which represented 29% of our production cost in 2008); and (iii) there was no significant oscillation in the other steel production costs for the year.

In connection with the mining segment: (i) the production cost is basically driven by extraction, beneficiation and logistic costs, which remained stable in 2008; and (ii) we realized a dilution in our per ton iron ore fixed production costs, due to the aforementioned increase in sales volumes.”

SEC Comment No. 4.

4. We note your response to comment 4 in our letter dated September 17, 2009. As previously requested, please revise your explanation for the income recognized in fiscal year 2008 related to the change in fair value of your foreign exchange derivative instruments as compared to the expense recognized in fiscal year 2007 in an amendment to your fiscal year 2008 Form 20-F. There continues to be a concern that investors may not understand the income recognized for the change in fair value of your foreign exchange derivative instruments. Your disclosure currently appears to attribute the income recognized in fiscal year 2008 to the slight appreciation of the average exchange rate in fiscal year 2008 as compared to the average exchange rate in fiscal year 2007 rather than the depreciation of the exchange rate as of December 31, 2008, as compared to the exchange rate as of December 31, 2007.

Companhia Siderúrgica Nacional

5
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 4.

In response to the Staff’s comment the Company consents that investors may not understand that the changes in fair value are impacted by the period-end exchange rates and not by the average exchange rate.

We will amend the disclosure in Results of Operations, on page 68 of our 2008 Form 20-F to include the explanation for the income recognized in fiscal year 2008 related to the change in fair value of your foreign exchange derivative instruments as compared to the expense recognized in fiscal year 2007, as follows:

“Derivative Instruments

The results on derivative instruments decreased by US$ 291 million, from an income of US$ 416 million in 2007 to an income of US$ 125 million in 2008. ~~Despite a sharp depreciation of the real against the U.S. dollar at the end of 2008, the year of 2008 ended with an average exchange rate representing a slight appreciation of 5.7% of the real against U.S. dollar, as compared to 2007. Accordingly,~~ Despite the depreciation of the exchange rate as of December 31, 2008, as compared to the exchange rate as of December 31, 2007, our foreign exchange derivative instruments generated an income of US$ 419 million in 2008 as compared to an expense of US$ 219 million in 2007, which was offset by an expense of US$ 530 million in 2008 in our equity linked derivatives, as compared to a gain of US$ 640 million in 2007. In September 2008, we realized our equity swap agreement with a historical gain of US$ 1,005.7 million. After realization, we renewed our equity swap agreement and, as of December 31, 2008, the accrued amount in our current liabilities, based on the market value of our ADRs was an unrealized loss of US$ 685.1 million. For more information on the equity swap agreements, see “Item 4B - Risk Factors”, “Item 10C—Material Contracts”, “Item 11 - Quantitative and Qualitative Disclosures About Market Risk - Equity Risk” and Note 21 to our consolidated financial statements contained in “Item 18. Financial Statements”. For a copy of the equity swap agreements as amended and novated, see Exhibit 10.1 to this annual report.”

SEC Comment No. 5.

5D. Trend Information, page 82

5. We note your response to comment 5 in our letter dated September 17, 2009, including the disclosure you intend to include in future filings. As the trend information is required disclosure by Item 5.d. of Form 20-F, we continue to request that you amend your fiscal year 2008 Form 20-F to provide the required disclosures. In addition, please revise the disclosure you provided in your response letter to specifically state each of the most significant recent trends in production, sales and inventory, the state of the order book and costs and selling prices since the latest financial year and any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company’s net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition with a cross-reference of the more detailed discussion of each item noted that is located elsewhere in the Form 20-F.

Companhia Siderúrgica Nacional

6
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 5.

In response to the Staff’s comment the Company will amend the 2008 Form 20-F to include “Item 5.D – Trend Information”, as follows:

“ITEM 5.D – TREND INFORMATION

Overview

The year 2008 marked the end of the long cycle of growing demand and high mineral and metal prices that had begun in 2002. The acceleration of the global financial crisis as of September 2008 led to a substantial change in the pace of economic activity worldwide.

With prospects of a global economic slowdown and despite the better outlook for the Brazilian economy, Brazilian demand for flat and long steel, iron ore and cement should decline in 2009.

Cost reductions, alongside operational and financial flexibility, have become key factors in the current scenario. On the other hand, we also believe in the importance of continuing investments that begun in recent years, such as the expansion of Casa da Pedra, Namisa and Itaguaí port and the conclusion of the first stage of our cement plant. We believe these investments should lead to higher revenue and cash flow and partially offset the negative impact of the global financial crisis. Our mining and cement projects will be carried on as previously planned, since their rates of return are higher than our cost of capital, despite the crisis-driven challenges, and we expect these returns to be generated within the next five years.

A significant demand from China, the beginning of an increase in demand in other markets with the end of the destocking process, the decline in interest rates and the gradual recovery of the world economy should result in an increase in production by the end of 2009. International expectations for 2010 are positive, given the likelihood of increased activity.

Steel

Considering the challenges posed by the global financial crisis and its impact on steel products’ demand and prices, we decided to review our previous investments plans of increasing flat steel production capacity, including our Greenfield projects in the cities of Itaguaí and Congonhas. The projects under review have the potential to significantly increase our current crude steel output and if implemented would enhance our global operations expansion plans.

Investments required for production of nearly 600 thousand tons of long steel continue to be carried out as previously planned and informed.

Brazilian Government measures, such as a reduction in IPI (federal VAT) and certain credit incentives, are increasing demand for steel products, which could have a positive effect on our operating results and financial position.

Our plan for the upcoming years is to: (i) meet steel product demand on the domestic market, which could be less affected by the global financial crisis than international markets; and (ii) supplement our product portfolio directed to the domestic market, especially in the long-steel segment, strategically positioning for the expected expansion in Brazilian economy.

Companhia Siderúrgica Nacional

7
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Iron ore

Demand for iron ore is linked to global demand for carbon steel which is in turn heavily influenced by global industrial output. Iron ore sales are performed through long-term supply agreements envisaging annual price adjustments.

Iron ore is a commodity and several factors influence price variations for the different types of iron ore, including percentage of ore in specific deposits, various processing and purification procedures needed to produce the final desired product, size of the particles, humidity ratio and type and concentration of impurities (such as phosphorus, alumina and manganese ore). In general, fines, lump and pellet feed are the main price variation determinants.

The global financial crisis had a strong negative impact on our domestic iron ore markets. Nevertheless, despite the severity of the crisis, we believe the global downturn will not affect the long-term economic development of emerging countries or the structural changes in recent years that led to accelerating demand for minerals and metals, especially iron ore. In addition, China, the world’s largest steel producer, has become extremely dependent on iron ore imports and we expect this trend to continue in the future. We have planned investments to significantly increase CSN’s and Namisa’s total production capacity and to further expand the Itaguaí seaport terminal.

Cement

We are implementing investments to produce a total of 2.3 million tons of cement from blast furnace slag in the Presidente Vargas Steelworks and limestone from our exclusive mine located in the city of Arcos, in the state of Minas Gerais. We expect to finish the first phase of investment in 2009, which will allow us to produce 1.0 million ton. The cement industry has been recording an average annual growth of 8% for the past five years, and in 2008 preliminary data shows a 13% increase as compared to 2007, according to data from the National Union of the Cement Industry (Sindicato Nacional da Indústria do Cimento), or SNIC. We expect that in 2009 growth in cement demand will be stable.

SEC Comment No. 6.

6. We note your response to comment 6 in our letter dated September 17, 2009. It is unclear how you determined that a significant variation in interest rates and/or in currency exchange rates would not result in a material impact to your financial statements, including your results of operations. In this regard, we note that the depreciation of the Real as compared to the US Dollar as of December 31, 2008, as compared to December 31, 2007, did result in a material impact to income before income taxes and equity in results of affiliated companies for fiscal year 2008. We further note that you paid R1.1 billion in the third quarter of fiscal year 2009 to settle equity, foreign exchange, and interest derivative instruments, which appear to be material to your cash flows. As such, we continue to request that you revise your Item 11 disclosures to include the expected impact of market fluctuations on your existing derivative positions (i.e., what market change would cause you to recognize a loss on your derivative positions). Refer to Items 5D and 11 of Form 20-F for guidance.

Response to Comment No. 6.

The Company will amend the disclosure in item 11 of our 2008 Form 20-F to include the expected impact of market fluctuations on your existing derivative positions as follows:

Companhia Siderúrgica Nacional

8
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

“Sensitivity analysis

The economic environment in which we operate determines the main factors taken into consideration to establish risk scenarios. In the Brazilian economic environment exchange rate variation is the most notable market risk.

The real exchange rate has significant volatility. Between 1999 and 2008 the real exchange rate had an average annual volatility of 22% and in four years during this period volatility was of approximately 50%, including 2008.

To develop our sensitivity analysis we analyze three different scenarios of exchange rate variation. The first scenario reflects our projection, at the end of the fiscal year, and is the scenario we consider more likely. The second scenario reflects a moderate adverse variation based on historic figures and the third scenario provides for a significantly adverse scenario based on exceptional but plausible economic shocks.

Based on the foreign exchange rate of December 31, 2008 of R$2.3370 per US$ 1.00, adjustments to the swap agreement amounts were estimated for three scenarios: scenario 1: rate of R$2.3580 per R$1.00; scenario 2: (25% depreciation) rate of R$1.7528 per US$ 1.00; scenario 3: (50% depreciation) rate of R$1.1685 per US$ 1.00.

December 31, 2008
(In thousand of US$,			Reference	Exchange	Additional
except for exchange rates)	Risk	Scenario	Value	Rates	Results

			1,530,000	2.3370
		1		2.3580	13,748
Foreign Exchange swaps	Dollar devaluation	2		1.7528	(382,500)
		3		1.1685	(765,001)
			712	2.3370
		1		2.3580	6
Interest Swap CDI x Libor	Dollar devaluation	2		1.7528	(178)
		3		1.1685	(356)

(*) Source: Future Dollar closing rate on February 28, 2009 and December 30, 2008.

The scenarios of devaluation of the real versus the U.S. Dollar would increase both losses in derivative transactions and offsetting gains in the underlying hedged exposure, as expected.

Based on the ADR price of US$ 12.81 as of December 31, 2008 and considering the historical return correlation between the U.S. dollar and the ADRs, adjustments to the equity swap derivative contract amount were estimated for three ADR price scenarios: scenario 1: ADR quotation at US$ 20.00; scenario 2: ADR quotation at US$ 9.68; and scenario 3: ADR quotation at US$ 6.46.

The evaluated scenario follows the perspective of the worldwide economic recovery and the expected increasing appreciation of the quotations of the Company’s securities.

Companhia Siderúrgica Nacional

9
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

December 31, 2008

In thousand of US$, except			ADR	ADR Reference	Additional
for ADR price and number)	Risk	Scenario	Price	Value	Results

			12.81	29,684,400
		1	20.00		210,462
Equity swaps	Price devaluation	2	9.68		(95,805)
	and dollar recovery	3	6.46		(191,613)

SEC Comment No. 7.

Management’s annual report on internal control over financial reporting, page 116

7. We note your response to comment 7 in our letter dated September 17, 2009. We note that one of the implications from the material weakness identified was that you were not consolidating International Investment Fund (I.I.F.), which has an equity interest in an entity that is recognized under the equity method of accounting. We further note your assessment of materiality for fiscal years 2006 and 2007. However, we note that this entity was formed in fiscal year 1999. Please confirm to us that the equity investment held by I.I.F. was acquired during fiscal year 2006 and that no other assets, liabilities or revenue and/or expense-generating activities were present until fiscal year 2006. Otherwise, please provide us with the amounts that should have been recognized during fiscal years 1999 - 2005 for I.I.F. Please also provide us with your full assessment of materiality based on the guidance in SAB Topic 1:N. Please also tell us how you corrected the prior period misstatements identified during fiscal year 2008. Refer to SFAS 154 for guidance.

Response to Comment No. 7.

As mentioned in our prior Response to the Staff’s comment Letter, we are committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company’s management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries, Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and had not been recorded in our consolidated financial statements in prior fiscal years.

Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

The existing internal controls allowed the Company’s management to detect the deficiency during 2008 and the necessary adjustments were timely recorded in our financial statements for fiscal year 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries. In addition, we assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$ 29.8 million during fiscal years 1999 through 2007, which represented 0.51% of the Company’s accumulated net income for the period (1999-2007), as follows:

Companhia Siderúrgica Nacional

10
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Year	Unrecorded Adjustments (In millions of US$)
1999	(0.3)
2000	1.4
2001	(1.9)
2002	(3.2)
2003	1.8
2004	7.7
2005	8.2
2006	8.1
2007	8.0
Total	29.8

We concluded that these adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years. Nonetheless we believed it consisted of a material weakness in 2008 due to the fact that the non-identification and report of some subsidiaries on our consolidated financial statements could potentially have a material impact on our financial statements.

The period ranging from 1999 through to 2005 was not reported by the Company in our prior Response to Staff comment Letter because we understood the question to encompass only the last 3 years of disclosure, as this additional period (1999-2005) was also analyzed and the amount was not material based on the guidance in SAB Topic 1.

Once the deficiency was identified, our management immediately informed our Audit Committee and the independent auditors. The Audit Committee conducted an independent evaluation and concurred that the financial effect related to this deficiency had no material impact on our consolidated financial statements.

During 2009, our management took remediation measures (following recommendations by the Audit Committee and independent auditors) and implemented improvements in the Company’s internal controls over financial reporting to prevent events like that from repeating, as further mentioned in our proposed amendment described to our 2008 Form 20-F described in our response to the Staff’s comment No. 8.

SEC Comment No. 8.

8. We note that you did not provide investors with a more detailed understanding of the material weakness in terms of your internal control over financial reporting and your consolidated financial statements because the material weakness you identified had no material impact on your consolidated financial statements. We also note your conclusion and KPMG’s conclusion that if the material weakness is not remediated, there is a potential that a material misstatement may occur in the future. As such, we continue to request that you provide investors with a more detailed discussion of the material weakness such that they will be able to evaluate the impact of the material weakness on your internal control over financial reporting and consolidated financial statements in an amendment to your fiscal year 2008 Form 20-F. As previously requested, please provide investors with a more descriptive explanation of the control deficiency and the impact the control deficiency may have on your consolidated financial statements and internal control over financial reporting. Please also revise your definition of a material weakness to conform to the definition in Rule 1-02 of Regulation S-X and AS No. 5.

Companhia Siderúrgica Nacional

11
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Response to Comment No. 8.

The comment has been noted and the Company will amend the disclosure in Item 15 of our 2008 Form 20-F to include the requested information, as follows:

“The Company’s management is committed to the continuous improvement of our internal controls over financial reporting. In 2008, the Company’s management identified a deficiency in the process of identification, accounting and disclosure of four offshore dormant subsidiaries (Arame Corporation, International Charitable, TdBB and International Investment Fund (I.I.F). These companies were formed in 2001, 2001, 1997 and 1999, respectively, and our equity interest in these four subsidiaries had not been recorded in our consolidated financial statements in prior fiscal years.

Arame Corporation, International Charitable and TdBB do not have any assets or liabilities. I.I.F is not an operational company, but owns an equity interest in a Brazilian operational railroad company (MRS Logística S.A.), recorded through the equity investment method.

The existing internal controls allowed the Company’s management to detect the deficiency during 2008 and the necessary adjustments were timely recorded in our financial statements for fiscal year 2008. Therefore, our consolidated financial statement for 2008 already included results of these subsidiaries.

In addition, we assessed the impact of these unrecorded adjustments on prior years and identified that equity was understated in the amount of US$ 29.8 million during fiscal years 1999 through 2007, which represented 0.51% of the Company’s accumulated net income for the period (1999-2007), as follows:

Year	Unrecorded Adjustments (In millions of US$)
1999	(0.3)
2000	1.4
2001	(1.9)
2002	(3.2)
2003	1.8
2004	7.7
2005	8.2
2006	8.1
2007	8.0
Total	29.8

We concluded that these adjustments were not material and, therefore, it was not necessary to restate the consolidated financial statements for those years. Nonetheless we believed it consisted of a material weakness in 2008 due to the fact that the non-identification and report of certain subsidiaries in our consolidated financial statements could have potentially had a material impact.

Companhia Siderúrgica Nacional

12
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Once the deficiency was identified, management immediately informed our Audit Committee and our independent auditors. The Audit Committee conducted an independent evaluation and concurred that the financial effect related to this deficiency had no material impact on our consolidated financial statements.

In order to prevent the occurrence of such deficiencies, our management took the necessary remediation measures to ensure accuracy and effectiveness of our monitoring controls over the process of identification, accounting and disclosure of subsidiaries. These measures included:

• Definition of policies (including corporate approvals) concerning the incorporation, acquisitions of interests, modifications in the capital structure, operations and liquidation of branches and subsidiaries. These policies establish parameters for the analysis, approval and consolidation and flow of information regarding these entities.

• Centralization in the International Accounting Department of the reconciliation, consolidation and reporting activities regarding the subsidiaries.

• Liquidation of dormant companies.

• Implementation of the Financial Accounting (FI) and Materials Managements (MM) SAP System Modules for integrated subsidiaries (i.e. entities that operate as an extension of the parent company).

In this regard, considering the measures our management had taken, we believe that the Company is maintaining effective internal control over financial reporting and disclosure controls.”

SEC Comment No. 9.

9. As requested in comment 20 in our letter dated September 17, 2009, please include a discussion of the amendment and the facts and circumstances surrounding it; how the amendment impacted the CEO and CFO’s original conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting; and anticipated changes to disclosure controls and procedures and internal control over financial reporting to prevent future disclosure deficiencies of a similar nature.

Response to Comment No. 9.

We appreciate the Staff’s comments and are certain that it will improve our current and future disclosures in annual reports on Form 20-F. As a result of the SEC review process we will amend our disclosure regarding our:

• discussion and analysis of both our gross profit and our results of operation in connection with our mining segment;

• trend information;

• sensitivity analysis in connection with derivatives;

• controls regarding financial reporting of overseas subsidiaries and measures adopted to remediate weaknesses; and

Companhia Siderúrgica Nacional

13
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

• accounting policies and data in connection with our steel segment revenue, mining assets, inventory, results from foreign exchange variations and accrual of contingencies in connection with tax disputes.

Nonetheless, we believe these amendments, although helpful to investors, do not affect the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures, and internal control over financial reporting and we will further amend disclosure in Item 15 of our 2008 Form 20-F to reflect that fact as follows:

“We believe that the amendments to this annual report resulting from the SEC review process will provide investors with more detailed information about us and enhance our disclosure. However, the CEO and CFO’s original conclusions regarding the effectiveness of disclosure controls and procedures, and internal control over financial reporting are not affected by these amendments.”

SEC Comment No. 10.

Changes in internal control over financial reporting, page 116

10.In an amendment to your fiscal year 2008 Form 20-F, please disclose the changes that were made to your internal control over financial reporting that you implemented during fiscal year 2008 to remediate the fiscal year 2007 material weakness, as discussed in your response to comment 8 in our letter dated September 17, 2009. Refer to Item 15(d) of Form 20-F for guidance.

Response to Comment No. 10.

The comment has been noted and the Company will amend the disclosure in Item 15(d) of our 2008 Form 20-F to include the requested information, as follows:

“In past years, monitoring controls over lawsuits substantially related to labor and civil claims, including the estimate and recording of provisions for contingencies relating to such lawsuits, was performed through the use of certain spreadsheets which were manually fed and monitored by personnel who had been in charge of such controls for several years. In 2007, the Company underwent a high turnover in its legal department team and key personnel in charge of the monitoring controls over the completeness and accuracy of lawsuits and related provisions for contingencies. The lapse of time it took for the Company to replace such key personnel and for the new professionals hired to become familiar with all lawsuits and adequately perform relevant monitoring controls resulted in a material weakness as of December 31, 2007. Since the insufficient controls only affected lawsuits involving non-material amounts, the material weakness did not result in any audit adjustment that would have required restatement of our consolidated financial statements for 2007. Since the replacement of the abovementioned key personnel occurred in 2007, the 2006 monitoring controls were not affected and there was no impact on our consolidated financial statements for that year.

In 2008, in order to remediate the material weakness identified as of December 31, 2007, we restructured our legal department. The Company hired a general counsel who divided the department into four groups. Four senior assistant general counsel were brought in and new lawyers, paralegals and trainees were also hired to strengthen the team. CSN also initiated the development of electronic controls of lawsuits and electronic management of files, replacing the manual spreadsheets, through the implementation of specialized software. These actions (i) improved the controls over lawsuits and judicial processes; (ii) allowed the accurate estimation and recordation of provisions for contingencies; and (iii) ensured a smooth transition in case the personnel in charge of such controls leave the company, since historical information on lawsuits is well organized and can be easily accessed by new professionals.”

Companhia Siderúrgica Nacional

14
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 11.

2 Summary of significant accounting policies and practices, page FS-10

(f) Inventories, page FS-12

11.We note your response to comment 10 in our letter dated September 17, 2009. Given the significance of inventories to your consolidated financial statements, please include the revised accounting policy included in your response letter in an amendment to your fiscal year 2008 Form 20-F, as previously requested.

Response to Comment No. 11.

The comment has been noted and the Company will amend the disclosure in note 2 of our 2008 Form 20-F to include the requested information, as follows:

“Inventories are stated at the lower of average cost or replacement or realizable value. Cost is determined by using the average cost method. Costs of production in process and finished goods include the purchase costs of raw materials and conversion costs such as direct labor and allocation of fixed and variable production overheads. Raw materials and spare parts are valued at cost including freight, shipping and handling costs. Losses for slow-moving or obsolete inventories are recorded when considered appropriate. The Company holds spare parts that will be used within its operating cycle which are classified as other current assets rather than inventories.”

SEC Comment No. 12.

(p) Accrual for contingencies and disputed taxes payable, page FS-15

12.We note your response to comment 11 in our letter dated September 17, 2009. As previously noted, we continue to have a concern as to how your stated accounting policy regarding the disputed taxes payable fully complies with US GAAP, as the accounting policy references FASB CON 6 for the disputed taxes payable as opposed to your other contingencies, which are recognized in accordance with SFAS 5 and based on an assessment that the loss is probable. As previously noted, the reference to FASB CON 6 appears to be inconsistent with the requirements in paragraph 5 of SFAS 162. Therefore, we continue to request that you revise your disclosure to provide an accounting policy that complies with US GAAP in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 12.

The comment has been noted and the Company agrees to eliminate references to FASB CON 6. Accordingly, the Company confirms that its accounting for disputed taxes payable is in accordance with SFAS 5 and based on an assessment that the loss is probable.

Companhia Siderúrgica Nacional

15
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

In response to the Staff’s comment, the Company will amend the stated accounting policy regarding the disputed taxes payable and the disclosure in note 17 to the financial statements included in our 2008 Form 20-F to exclude the requested information, as follows:

“(p) Accrual for contingencies and disputed taxes payable

The Company accounts for contingencies in accordance with SFAS 5 “Accounting for Contingencies”. The Company’s contingencies were estimated by management and were substantially based upon known facts and circumstances, management’s experience and the opinions of the Company’s tax and legal advisors. The Company records accruals for contingencies for lawsuits which the Company classifies as probable losses. Legal costs are expensed as incurred. Additionally, the Company has (i) certain tax liabilities for which the Company is disputing payment with the applicable taxing authorities, and (ii) certain tax liabilities for which the Company is asserting a right to use certain tax credits to offset such tax liabilities. These items are referred to as disputed taxes payable. ~~The Company maintains full provisions for such tax liabilities in accordance with FASB Statement of Concepts - CON 6 “Elements of Financial Statements” because statutory obligations and tax legislation in effect require the Company to pay the related taxes, and such provisions are only reversed in the event that a final, unappealable judgment is issued in the Company’s favor~~. Accruals for contingencies, disputed taxes payable and the related legal deposits requested by the courts for those disputes are updated by the interest rate charged by the Brazilian government (the SELIC rate) and inflation, when applicable.”

“17 Commitments and contingencies

(a) Accruals and deposits

The provisions for contingencies relate to legal proceedings with respect to which CSN deems the likelihood of an unfavorable outcome to be probable and the loss reasonably estimable. This determination is made based on the legal opinion of CSN’s internal and external legal counsel. CSN believes these contingencies are properly recognized in our financial statements in accordance with Statements of Financial Accounting Standards No. 5 (SFAS No. 5). Those contingencies related to income taxes and social contribution are accounted for based on the “more-likely-than-not” concept in accordance with FIN 48. CSN is also involved in judicial and administrative proceedings that are aimed at obtaining or defending CSN’s legal rights with respect to taxes that CSN believes to be unconstitutional or otherwise not required to be paid by CSN. The Company believes that these proceedings will ultimately result in the realization of contingent tax credits or benefits that can be used to settle direct and indirect tax obligations owed to the Brazilian Federal or State Governments. CSN does not recognize these contingent tax credits or benefits in our financial statements until realization of such gain contingencies has been resolved. This occurs when a final irrevocable decision is rendered by the Courts in Brazil. When CSN uses contingent tax credits or benefits based on favorable temporary court decisions that are still subject to appeal to offset current direct or indirect tax obligations, CSN maintains the legal obligation accrued in the Company’s financial statements until a final irrevocable judicial decision on those contingent tax credits or benefits is rendered. The accrual for the legal obligation related to the current direct or indirect tax obligations offset is not reversed until such time as the utilization of the contingent tax credits or benefits is ultimately realized. ~~This accounting is consistent with CSN’s analysis of a liability under FASB Concepts Statement No. 6.~~ The accounting for the contingent tax credits is in accordance with accounting for contingent assets under SFAS No. 5. The Company’s accruals include interest on the tax obligations that CSN may offset with contingent tax credits or benefits at the interest rate defined in the relevant tax law.”

Companhia Siderúrgica Nacional

16
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

SEC Comment No. 13.

10 Investments in affiliated companies and companies under common control, page FS-29

13.We note your response to comment 2 in our letter dated November 3, 2009. It continues to remain unclear how you comply with the guidance in EITF 96-16 for the deconsolidation of NAMISA as of December 30, 2008. Please provide us with a more detailed explanation as to the impact to NAMISA’s business operations for those Major Decision Disagreements that are not subject to the Put and Call – Disagreement Mechanism. For example, we note that the approval of the annual operating budget would qualify as a Major Decision Disagreement that is not subject to the Put and Call – Disagreement Mechanism. Please provide us with a comprehensive discussion as to what happens in terms of the operation of NAMISA if there is a disagreement over the annual operating budget (i.e., would NAMISA continue with its normal operations if there is no approved annual operating budget?). As another example, we note that approval of the annual compensation for the eight Board of Officers is also considered a Major Decision Disagreement that is not subject to the Put and Call – Disagreement Mechanism. Please provide us with a comprehensive explanation as to the impact of a disagreement over the annual compensation to these eight Board of Officers (i.e., would they continue to receive the previously approved annual compensation, or would their compensation cease until approval is obtained?).

Response to Comment No. 13.

In response to the Staff’s comment, we would like to clarify the following with respect to Namisa’s Shareholders Agreement (“SA”). Note that capitalized letters contained but not defined herein shall have the meaning ascribed to them in the SA.

As stated in our response letter dated November 3, 2009, under the SA, Major Decisions cannot be approved unless affirmative votes of specified supermajorities are obtained, in some cases at the Board of Directors’ level, in other cases at the Shareholders’ level.

In the case of a Major Decision Disagreement, the SA sets forth the following dispute resolution mechanisms: (i) reciprocal commitment of the parties to negotiate in good faith; (ii) engagement of Mediators; (iii) engagement of Arbitral Tribunal; and (iv) the exercise of a Put Option – Deadlock and a Call Option – Deadlock.

Section 10.2 of the SA contains a list of Major Decision Disagreements that are subject to the dispute resolution mechanisms described in items (i) to (iii) of the paragraph above, however are not subject to item (iv) (“Section 10.2 Major Disagreements”). The fact that Section 10.2 Major Disagreements may not trigger Put/Call rights for CSN or Big Jump does not imply that either party to the SA will prevail in connection with such matters in case an agreement is not reached after the parties go through the dispute resolution mechanism described above.

The purpose of Section 10.2 of the SA was to indicate matters which are relevant enough to classify as a Major Decision, but not relevant enough to entitle either of the parties to Put/Call rights, which are the last and most extreme resort of the dispute resolution mechanism.

Companhia Siderúrgica Nacional

17
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

Accordingly, if the parties are not able to cast necessary votes to approve Major Decisions such as the approval of the annual operating budget or the approval of annual compensation of board members, the respective consequences will result in delays in certain of Namisa’s activities or cease board members’ compensation until a Major Decision is reached through the application of the dispute resolution mechanisms set forth in the SA. The parties undertook the risk of impairing the operations of Namisa rather than granting reciprocal exit rights over matters listed in Section 10.2.

Consequently, since a Section 10.2 Major Decision Disagreement does not grant “exit rights” to either party, they will be forced to negotiate a resolution, but in no event will one of the parties have the ability to negate the other party’s veto over such Section 10.2 Major Decision.

SEC Comment No. 14.

14.We note your response to comment 13 in our letter dated September 17, 2009, that the Casa de Pedra mine is your asset. Please further clarify the value of the Casa de Pedra mine recognized in your consolidated financial statements, including the line item the assets is recognized. As previously requested, please include the additional disclosures in an amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 14.

We note the Staff’s comment and clarify that the assets of Casa de Pedra are composed mainly by land, buildings, equipment, furniture and fixtures and construction in progress.

The net fixed assets of Casa de Pedra mine, as of December, 31 2007 and 2008, is presented as follows:

	As of December	As of December
	31, 2007	31, 2008
	(in million of US$)
Land	6	7
Buildings	13	19
Equipment	222	168
Furniture and fixtures	2	3
Other	6	5

	249	202

Construction in progress	298	453

	547	655

In response to the Staff’s comment the Company will amend the disclosure in note 12 of the financial statements included in our 2008 Form 20-F to include the requested information, as follows:

“Casa de Pedra mine is an asset that belongs to CSN which has the exclusive right to explore such mine. Our mining activities of Casa de Pedra are based on the “Manifesto Mina”, which confers to CSN full ownership over the mineral deposits existing within our property limits.

As of December, 31 2007 and 2008, the net fixed assets of Casa de Pedra were US$ 547 and US$ 655, respectively, mainly represented by US$ 298 and US$ 453 of construction in progress.

Companhia Siderúrgica Nacional

18
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

In 2007 and 2008, capitalized interest in Casa de Pedra assets amounted to US$ 21 and US$ 20, respectively.

SEC Comment No. 15.

15.We note your response to comment 14 in our letter dated September 17, 2009. While we understand the earnings from NAMISA for the one day in fiscal year 2008 in which NAMISA was recognized as an equity method investee may be immaterial, it is unclear how you determined that the assets and liabilities information is also immaterial as of December 31, 2008. Please advise or provide the disclosures required by Article 4-08(g) of Regulation S-X for NAMISA’s assets and liabilities as of December 31, 2008, in an amendment to your fiscal year 2008 Form 20-F. Also, please request your auditors to consider the guidance in AU Section 390 and paragraphs .05-.09 of AU Section 561 regarding the impact this excluded disclosure has to their report date.

Response to Comment No. 15.

The Staff’s comment has been noted and the Company will amend the disclosure in note 10 of the financial statements included in our 2008 Form 20-F to include the assets and liabilities of Namisa, as follows:

“Namisa’s assets and liabilities as of December, 31 2008 are presented as follows:

Year ended December, 31
Accounts	2008

Current assets	811
Noncurrent assets	3,720
Current liabilities	(667)
Noncurrent liabilities	(319)

Stockholder’s equity	(3,545)

We have informed our auditors regarding this comment.

SEC Comment No. 16.

16.We note your response to comment 16 in our letter dated September 17, 2009. Please confirm to us that no material amounts of AOCI related to NAMISA just prior to NAMISA’s transaction with Big Jump on December 30, 2008 (i.e., amount of AOCI for NAMISA on December 29, 2008 was immaterial).

Response to Comment No. 16.

The Company confirms that there is no material amounts of AOCI related to Namisa just prior to Namisa’s transaction with Big Jump on December 30, 2008. The amount of AOCI for Namisa on December 29, 2008 was immaterial.

SEC Comment No. 17.

13 Loans and financing, page FS-32

Companhia Siderúrgica Nacional

19
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

17.As previously requested, please include the disclosure you provided in your letter in response to comment 17 in our letter dated September 17, 2009, in the amendment to your fiscal year 2008 Form 20-F.

Response to Comment No. 17.

The comment has been noted and in response to the Company will amend the disclosure in note 13 of the financial statements included in our 2008 Form 20-F to include the requested footnote accompanying the table, as follows:

“Consists primarily of U.S. dollar-denominated trade financing, mainly in the form of export sales advances with financial institutions. At December 31, 2008, the Company had US$ 973 outstanding short-term debt which bears interest rates between 3.25% and 9.00% p.a. and has maturity at various dates through 2009.”

SEC Comment No. 18.

18.We note your response to comment 18 in our letter dated September 17, 2009. Please clarify for us and disclose in an amendment to your fiscal year 2008 Form 20-F the payment terms for the interest on the perpetual notes in the amount of US$ 750 million. Specifically, please clarify whether interest payments are mandatory.

Response to Comment No. 18.

The comment has been noted and the Company clarifies that the interest payments on the perpetual notes are mandatory.

Based on the respective indenture, CSN Islands X Corp., the Issuer, has been paying interest on the notes quarterly, on January 14, April 14, July 14 and October 14 of each year, since October 14, 2005. The notes bear interest from July 14, 2005 at the annual rate of 9.50% .

In response to the Staff’s comment, the Company will amend the disclosure in note 13 of the financial statements included in our 2008 Form 20-F to include the requested information, as follows:

“b. In July 2005, the Company issued perpetual notes in the amount of US$ 750 that bear interest at 9.5% a.a. The Notes have no maturity date; however, as from 2010, the Company has the right to settle the Notes paying the outstanding amounts at the settlement date. The interest payments on the perpetual notes are mandatory and have been paid quarterly since October 14, 2005.”

* * * *

Companhia Siderúrgica Nacional

20
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Marcos Lessa at +55-11-3079-7584 or Claudio Oksenberg at +55-11-3702-2204.

Sincerely,

/s/ Paulo Penido Pinto Marques
Companhia Siderúrgica Nacional
Name: Paulo Penido Pinto Marques
Title: Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, Division of Corporation Finance
Al Pavot, Division of Corporation Finance
Securities and Exchange Commission

Companhia Siderúrgica Nacional

21
Escritório Central
Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio
Financial Faria Lima Center
Cep: 04538-132 - São Paulo - SP